
July 7, 2025

Ameet Mallik
Chief Executive Officer
ADC Therapeutics SA
Biopôle
Route de la Corniche 3B
1066 Epalinges
Switzerland

      Re: ADC Therapeutics SA
          Registration Statement on Form S-3
          Filed June 30, 2025
          File No. 333-288437

Dear Ameet Mallik:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Yasin Keshvargar